(As filed November 24, 1999)


                                                         File No. 70-9513


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Post-Effective Amendment No. 1
                                   ("POS-AMC")
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                               IES UTILITIES INC.
                                  Alliant Tower
                            Cedar Rapids, Iowa 52401

      (Names of companies filing this statement and addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)

              ----------------------------------------------------

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192
                     (Name and address of agent for service)

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

  Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation             Thelen Reid & Priest LLP
     222 West Washington Avenue               40 West 57th Street
   Madison, Wisconsin 53703-0192            New York, New York 10019

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

         A.       Background.
                  ----------

         By order dated October 26, 1999 (Holding Company Act Release No.

27096), Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the

"Act"), was authorized to acquire, indirectly through a newly-organized,

wholly-owned subsidiary, a 25% membership interest in Nuclear Management

Company, LLC ("NMC"), a Wisconsin limited liability company formed in February

1999 by three unaffiliated companies1 which own (or whose affiliates own)

nuclear power plant units located in Wisconsin and Minnesota for the purpose of consolidating into one service organization the specialized nuclear power plant personnel and resources of such companies. IES Utilities, Inc. ("IES"), a public-utility subsidiary of Alliant Energy, was also authorized to enter into a services agreement ("Services Agreement") and related employee lease agreement with NMC pursuant to which IES provides services and specialized personnel to

NMC and, in turn, purchases from NMC various types of administrative and technical services required in connection IES's operation of the Duane Arnold

Energy Center ("DAEC"), a 535 MW boiling water reactor located in Palo, Iowa, in which IES holds a 70% ownership interest.


         Specifically, the Services Agreement lists ten categories of support services from which, subject to study by Service Development Teams, certain basic support services ("Basic Services") would be identified which could be provided by NMC on a centralized basis to IES and the other members of NMC (or their utility affiliates) (collectively, the "NMC Plant Owners") on a cost


---------------------------
1     The initial members of NMC were Northern States Power Company, WEC Nuclear
- Corp., a subsidiary of Wisconsin Energy Corporation, and WPS Nuclear Corporation, a subsidiary of WPS Resources.


                                        - 2 -
<PAGE

effective basis. In addition, the Services Agreement provides that NMC may offer additional services ("Optional Services") to the members or the members'

affiliates.


         IES and NMC now request approval to enter into a Nuclear Power Plant

Operating Services Agreement ("Operating Services Agreement"), the form of which is filed herewith as Exhibit B-3, pursuant to which NMC would provide operations, maintenance, capital improvement and decommissioning services

("Operating Services") to IES, as an owner of the DAEC. NMC will enter into essentially identical Operating Services Agreements with each of the other NMC

Plant Owners. In the future, NMC may admit additional members and/or offer similar types of operating services at competitive rates to third parties who are not, and whose affiliates are not, members of NMC.



         As more fully explained below, the Operating Services will be provided to IES at cost, as determined in accordance with Rules 90 and 91, on terms that are substantially the same as set forth in the existing Services Agreement,

which the Operating Services Agreement will replace. In this regard, although

IES and the other members of NMC could have requested the additional operating services as Optional Services under the terms of the existing Services

Agreement, they concluded that, for purposes of making required submissions to the Nuclear Regulatory Commission ("NRC") and in order to address comprehensively the responsibilities of NMC for nuclear plant safety and certain employee-related issues that will arise when NMC assumes responsibility for operational (as opposed to purely administrative) functions at the nuclear facilities, it was preferable to amend and restate the existing Services

Agreement.



         B.       Description of Operating Services Agreement.
                  --------------------------------------------


         Under the Operating Services Agreement, NMC shall act as agent of IES and each of the other NMC Plant Owners (defined in the agreement as a

"Contracting Owner") in connection with the operation, management, maintenance, and repair of the nuclear plants owned by the Contracting Owner, to make capital improvements to the Contracting Owner's nuclear plant facilities, and to perform decommissioning work required upon the retirement of such facilities. The

Contracting Owners shall, pursuant to NRC regulations, transfer operating responsibility for the nuclear plants to NMC, subject to receipt of NRC approval. Following the transfer, NMC shall be obligated to obtain and maintain all necessary licenses required by the NRC and other governmental bodies. NMC,

as supplier of operating services to each Contracting Owner, shall have the sole authority to make all decisions relating to the public health, safety, and security of the nuclear facilities, including, without limitation, the decision to reduce capacity or shut down a unit in order to protect the health, safety,

and security of the public and plant personnel. In addition, subject to the limitations described immediately below, the Contracting Owners will grant NMC,

as their agent, the power and authority to execute, modify, amend or terminate any contracts, licenses, purchase orders, or permits relating to the operations of or capital improvements to a unit.



         Notwithstanding the foregoing rights, responsibilities and authority of

NMC, NMC may not, without the prior written approval of a Contracting Owner: (a)

obligate the Contracting Owner to pay costs of operation or costs of capital improvements that are either in excess of or materially different in scope from the expenditures agreed to in the annual budget approved by the Contracting

Owner, (b) obligate the Contracting Owner to pay costs of capital improvements that have not been approved in accordance with the Contracting Owner's policy requiring board of directors approval, (c) modify, amend or terminate any contracts executed by a Contracting Owner that are in existence prior to the effective date of the Operating Services Agreement, or (d) sell, encumber or otherwise dispose of any property or equipment which comprises any nuclear plant, except to the extent replaced by similar equipment or property of comparable value. In addition, the Contracting Owner shall have exclusive authority to direct NMC to retire a plant and commence decommissioning activity,

to operate a plant at a reduced capacity, and to review and approve contracts that NMC may enter into with respect to acquisitions of equipment, property,

materials and inventories.



         A Contracting Owner shall at all times during the term of the agreement remain the owner of, and shall be entitled to all of, the capacity and energy associated with any plant owned by such Contracting Owner. Further, the

Contracting Owner shall at all times (subject to NMC's exclusive right to shut down a plant for safety reasons) have the right to determine the electric output from a plant (i.e., dispatch control).



         The agreement provides that, upon the effective date, a Contracting

Owner shall transfer to NMC its on-site non-union employees and contractors responsible for the licensed obligations of its plant. In the event NMC terminates any transferred employee within three years following the effective date, the transferring Contracting Owner would be solely responsible for any severance liabilities; thereafter, severance liabilities with respect to any terminated employee would be allocated to all Contracting Owners based on the amount of time such employee that was allocated to each plant operated by NMC.



         NMC shall prepare each year an annual budget for operating expenses and capital improvements for each plant for the following year, which shall be subject to review and approval by the Contracting Owner. Any adjustments or modifications to the budget during the budget year must be approved by the

Contracting Owner. For the services performed by NMC, a Contracting Owner shall be obligated to reimburse NMC for the costs of operation and costs of any capital improvements. Costs of operation of a plant include salaries and employee benefits, the direct cost of contractors engaged by NMC, all administrative and overhead costs and an allocable portion of the return on and of the investment by NMC in capital items owned by NMC, based on a composite of the authorized overall pre-tax capital returns of the Contracting Owners, plus the costs of inventory purchased by NMC for any particular Contracting Owner.

The agreement specifies certain allocators that will be applied to costs in various service categories, including number of labor hours, number of units and number of plants. All such costs of operation shall be calculated and allocated in accordance with Rules 90 and 91.



         NMC's compensation under the agreement shall not be based in whole or in part on the revenues, income or electrical output from operations of any plant that it manages, nor shall NMC be responsible (except as agent for a

Contracting Owner) for supplying or procuring fuel or other resources necessary to operate, maintain and improve any plant.



         A Contracting Owner may terminate the agreement, without cause, upon one full calendar year's notice, or for cause in the event of any unremedied material breach, which includes the failure by either party to make any payment required under the terms of the agreement, or the failure of either party to perform its material undertakings.



         No changes will be made in the way in which NMC maintains its books and records and system of accounts, as previously directed by the Commission in the

October 26, 1999 order. Further, no change in the types of services or methods of allocating costs to associate companies, or, except as previously provided,

in the types of companies for which it agrees to provide services, shall be made unless and until NMC shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon receipt of any such notice, the Commission shall notify

NMC within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or any rule,

regulation or order thereunder, then the proposed change shall not become effective unless and until NMC shall have filed with the Commission an appropriate application regarding such proposed change and the Commission shall have authorized such change.



         The Applicants submit that NMC will not become an "electric utility company," as defined in Section 2(a)(3) of the Act, by reason of the performance of its duties and responsibilities under the Operating Services Agreement. In this regard, the Commission has previously considered the status of other similar nuclear operating companies that have been formed to perform the same functions as NMC and has concurred that such companies would not be "electric utility companies" if they did not have full operating control over any nuclear power station, did not function as a utility (i.e., did not make sales of electricity), and did not receive fees for their services other than reimbursement of costs.2



ITEM 2.  FEES COMMISSIONS AND EXPENSES.
         -----------------------------


          The estimated fees, commissions and expenses to be incurred in connection with the filing of this Post-Effective Amendment is $5,000.

---------------------------
2     See STP Nuclear Operating Co., SEC No-Action Letter dated June 18, 1997,
- 1997 SEC No-Act. LEXIS 686, and Wolf Creek Operating Corp., SEC No-Action Letter dated December 11, 1995, 1995 SEC No-Act. LEXIS 918. The rights, responsibilities and duties of NMC under the Operating Services Agreement are similarly limited, consistent in all material respects with the agreements which the Division of Investment Management reviewed in connection with the no-action letter requests in those cases.

ITEM 4.  REGULATORY APPROVAL.
         -------------------


         No state commission and no federal commission, other than this

Commission, has jurisdiction over the transaction proposed herein as it relates to Alliant, IES or NMC. Certain of the NMC Plant Owners (other than IES) have filed applications with the Wisconsin and Minnesota public service commissions seeking authorization to enter into the Operating Services Agreement. All NMC

Plant Owners will be required to apply to the NRC for approval to transfer operating licenses to NMC.



ITEM 5.  PROCEDURE.
         ---------

         Applicants request that the Commission's supplemental order in this proceeding be issued as soon as is permitted by the Rules and that there be no

30-day waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective. Applicants submit that it is unnecessary that the Commission publish a notice of the proposed transaction as all aspects thereof were contemplated as a part of the original transaction approved in the Commission's October 26, 1999 order. Applicants hereby waive a recommended decision by a hearing or other responsible officer of the Commission and consent that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order with respect to this matter unless such Division opposes the matters covered hereby.



ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ----------------------------------


         The following additional exhibit is filed as a part of this

Post-Effective Amendment:



         (a)    Exhibits
                --------

                B-3   Form of Nuclear Power Plant Operating Services Agreement.

                                   SIGNATURES



         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                             ALLIANT ENERGY CORPORATION

                             By:      /s/ Erroll B. Davis, Jr.
                                      ------------------------
                             Name:    Erroll B. Davis, Jr.
                             Title:   Chief Executive Officer

                             IES UTILITIES, INC.

                             By:      /s/ Eliot J. Protsch
                                      ------------------------
                             Name:    Eliot J. Protsch
                             Title:   Chief Executive Officer

Date:  November 24, 1999

                                EXHIBIT INDEX
                                -------------

        Exhibit     Description
        --------    -----------

          B-3       Form of Nuclear Power Plant Operating Services Agreement.